UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On March 31, 2026, the Board of Directors of Mint Incorporation Limited (the “Company”) approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”) and Class B ordinary shares with no par value, at an exchange ratio of one (1) share for ten (10) shares (the “Reverse Stock Split”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s Amended and Restated Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Reverse Stock Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Stock Split.

Upon the opening of the market on May 6, 2026, the Company’s Class A Ordinary Shares will be trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “MIMI”. The new CUSIP number following the Reverse Stock Split is G6146G117. The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from 20,512,500 to approximately 2,051,250 Class A Ordinary Shares. Every ten (10) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by ten (10) in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). Nasdaq previously provided the Company until June 17, 2026 to regain compliance. To regain compliance, the closing bid price of the Company’s Class A Ordinary Shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to suspension and delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

In connection with the Reverse Stock Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized shares of the Company. A copy of such amended and restated memorandum and articles of association of the Company is filed hereto as Exhibit 3.1.

A copy of the press release dated May 4, 2026 titled “Mint Incorporation Limited Announces 1-for-10 Reverse Stock Split” is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit Number	Description of Exhibit
3.1	Second Amended and Restated Memorandum and Articles of Association
99.1	Press release - Mint Incorporation Limited Announces 1-for-10 Reverse Stock Split, dated May 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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